Exhibit 19.1

NORTH AMERICAN NICKEL INC.

Management Discussion and Analysis

For the Year Ended December 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Fourth Quarter and Full Year Ended December 31, 2017

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of North American Nickel Inc. (“North American Nickel” or the “Company”) is designed to enable the reader to assess material changes in the financial condition of the Company between December 31, 2016 and December 31, 2017, and the results of operations for the three and twelve months ending December 31, 2017 (“Q4 2017” and “FY 2017”, respectively) and December 31, 2016 (“Q4 2016” and “FY 2016”, respectively). The MD&A should be read in conjunction with the audited consolidated financial statements and notes thereto of the Company for the fiscal years ended December 31, 2017 and 2016.  In this MD&A, references to the Company are also references to North American Nickel and its wholly-owned subsidiary.

The financial statements, and the financial information contained in this MD&A were prepared in accordance with International Financial Reporting Standards (“IFRS”).

All amounts in the discussion are expressed in thousands of Canadian dollars and in thousands of Danish Kroners (“DKK”) where applicable, except per share data and unless otherwise indicated. All amounts in tables are expressed in thousands of Canadian dollars, unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities legislation (see “Forward-looking Information” below for full discussion on the nature of forward-looking information). Information regarding the adequacy of cash resources to carry out the Company’s exploration and development programs or the need for future financing is forward-looking information. All forward-looking information, including information not specifically identified herein, is made subject to cautionary language at the end of this document. Readers are advised to refer to the cautionary language included at the end of this MD&A under the heading “Forward-looking Information” when reading any forward-looking information. This MD&A is prepared in accordance with F1-102F1 and has been approved by the Company’s board of directors (the “Board”) prior to release.

This report is dated April 24, 2018. Readers are encouraged to read the Company’s other public filings, which can be viewed on the SEDAR website under the Company’s profile at www.sedar.com. Other pertinent information about the Company can be found on the Company’s website at www.northamericannickel.com.

Company Overview

North American Nickel is an international mineral exploration and resource development company listed on the TSX Venture Exchange (“TSXV”) as at May 3, 2011 trading under the symbol NAN. The Company’s principal asset is its Maniitsoq Property, in southwestern Greenland, a district scale land position. The Company is focussing its resources on exploration and resource development of its Maniitsoq nickel sulphide project, but is also advancing exploration programs at Post Creek and Halcyon in the Sudbury Region of Ontario, and Section 35 in the area of the Eagle Deposit in Michigan, United States.

North American Nickel was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd.  The company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985.  In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc., effective September 23, 1993.  The Company’s name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010, the Company’s shareholders approved a special resolution to reorganize the Company’s capital structure by consolidating in a reverse stock split the existing common shares on the basis of every 2 old shares being equal to 1 new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also, effective this date, the Company’s name was changed to North American Nickel Inc. to reflect its new focus. All references to common shares, stock options, warrants and weighted average number of shares outstanding in this discussion and the accompanying consolidated financial statements retroactively reflect the share consolidation unless otherwise noted.

On August 15, 2011, the Company was granted an exploration license by the Bureau of Minerals and Petroleum of Greenland for exclusive exploration rights over an area totalling 4,841 square kilometres located near Sulussugut, Greenland.

On March 4, 2012, the Company was granted an additional exploration license by the Bureau of Minerals and Petroleum of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres license and located near Ininngui, Greenland.

Overall Performance — Highlights of FY 2017 and as of the Date of this Report

Financing Activities

•                  On April 6, 2017, the Company announced the filing of a preliminary short form prospectus in connection with a proposed marketed offering of units of the Company (the “Units”) for gross proceeds of up to $15,000 (the “Offering”). The Offering was conducted on a best-efforts basis through Paradigm Capital Inc. (the “Agent”), acting as agent.

•                  On June 2, 2017, the Company announced the filing of a final short form prospectus in connection with its previously announced proposed marketed offering of Units of the Company.

•                  On June 8, 2017, the Company announced the closing of an equity financing in connection with its previously announced marketed offering of the Units for total gross proceeds of $10,877 (the “Offering”). The Company has issued under the Offering 145,030,833 Units at a price of $0.075 per Unit. Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant of the Company.

•                  On August 8, 2017, the Company announced that it has entered into an agreement to complete a non-brokered private placement (the “Placement”) of 40,982,448 Units at a price of $0.075 per Unit for aggregate gross proceeds of $3,074. Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant of the Company.

•                  On August 15, 2017, the Company announced the closing of the non-brokered private placement of 40,982,448 Units at a price of $0.075 per Unit for aggregate gross proceeds of $3,074.

•                  On March 29, 2018, The Company announced that it has entered into agreements to complete a non-brokered private placement (the “Placement”) of 233,333,333 Units at a price of $0.075 per Unit for aggregate gross proceeds of $17,500. Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant of the Company.

•                  On April 19, 2018, the Company announced closing of the previously announced non-brokered private placement and raised an aggregate gross proceeds of $17.5 million through the issuance of 233,333,333 units at a price of $0.075 per unit.

Corporate Activities

•                  On February 22, 2017, the Company granted incentive stock options to certain directors, officers, employees and consultants of the Company to purchase up to 8,137,500 common shares in the capital of the Company pursuant to the Company’s stock option plan. All options are exercisable for a period of five years at an exercise price of $0.12 per share.

•                  On March 1, 2017, the Company appointed Mr. Alexander Dann as Chief Financial Officer of the Company. Mr. Dann has over 20 years’ experience leading financial operations and strategic planning for multinational companies, primarily in the mining sector.

•                  On June 29, 2017, the Company announced the results of the Annual General and Special Meeting (the “Meeting”) of shareholders held on June 29, 2017. The shareholders ratified and approved the number of directors at six (6) and Doug Ford, Jim Clucas, Gilbert Clark, Christopher Messina, Keith Morrison and John Sabine were re-elected as directors of the Company for the ensuing year. In addition, Dale Matheson Carr-Hilton LaBonte LLP were re-appointed as auditors and shareholders approved the Company’s Stock Option Plan as detailed in the Management Information Circular dated as of May 25, 2017.

•                  On November 15, 2017, the Company announced that it has retained Dr. Peter Lightfoot of Lightfoot Geoscience Inc. as Chief Geologist and appointed Mr. Chris Hopkins as Chief Financial Officer of the Company.

•                  On December 21, 2017, the Company granted incentive stock options to certain employees and consultants of the Company to purchase up to 1,000,000 common shares in the capital of the Company pursuant to the Company’s stock option plan. All options are exercisable for a period of five years at an exercise price of $0.12 per share.

•                  On January 31, 2018, the Company announced the retirement of Ms. Patricia Tirschmann as VP Exploration effective February 2, 2018.  Ms. Tirschmann will remain as Technical Advisor to the Company and will continue to offer guidance to the technical team.  The Company’s Chief Geologist, Peter Lightfoot assumed the role of Qualified Person and provides technical leadership to the Company.

•                  On March 1, 2018, the Company granted incentive stock options to certain directors, officers, employees and consultants of the Company to purchase up to 5,725,000 common shares in the capital of the Company pursuant to the Company’s stock option plan. All options are exercisable for a period of five years at an exercise price of $0.12 per share.

Exploration & Development Activities

•                  On March 15, 2017, the Company announced the positive results of mineralogical studies performed by SGS Canada Inc. (“SGS”) on four drill core samples of nickel-copper sulphides from the 2016 exploration program at the Maniitsoq Ni-Cu-Co-PGE sulphide project in southwest Greenland. The objective of the study was to use geometallurgy to characterize and better understand process technology options for this type of sulphide mineralization.

•                  On March 17, 2017, the Company filed a National Instrument 43-101 (“NI-43-101”) updated technical report documenting its recent work on the its wholly-owned Maniitsoq property in southwest Greenland. The report, titled “Updated Independent Technical Report for the Maniitsoq Nickel-Copper-Cobalt-PGM Project, Greenland” was filed on SEDAR under the Company’s issuer profile at www.sedar.com.

•                  On March 29, 2017, the Company announced the grant of a watershed prospecting licence for the assessment and development of potential hydropower resources on its wholly-owned Maniitsoq nickel sulphide project in southwest Greenland. The Company intends to assess the watershed as a potential source of power for its Maniitsoq project consistent with the emphasis by the Greenland Government on securing environmentally friendly energy sources for any industrial development, including mining.

•                  On June 20, 2017, the Company announced that the 2017 exploration program commenced at its 100% owned Maniitsoq nickel-copper-cobalt-PGM project in Southwest Greenland. The Company is undertaking the third year of a focussed three-year strategy to advance the Maniitsoq Project.

•                  On July 13, 2017, the Company announced that it has finalized the details for the acquisition of a watershed (“0.6H”) prospecting licence that overlaps the eastern boundary of its 100% owned Maniitsoq nickel sulphide project in southwest Greenland. The licence provides for the opportunity to investigate the feasibility of hydropower development to provide sufficient power for a mine and mill complex, camp site and harbor facility. The licence has a three-year time frame.

•                  On August 17, 2017, the Company commenced its Corporate Social Responsibility program by making presentations to communities bordering the Maniitsoq project in southwest Greenland.

•                  On August 30, 2017, the Company announced a Maniitsoq exploration program update.

•                  On October 10, 2017, the Company announced the report on the first assays from the 2017 drilling program at Maniitsoq nickel-copper-cobalt-PGM project in Southwest Greenland. Assay results were for holes completed at the Mikissoq target area.

•                  On October 19, 2017, the Company announced further drilling results at Maniitsoq that extends the known Spotty Hill mineralization and indicates further potential at depth.

•                  On November 14, 2017, the Company announced the drilling results from three holes completed to test the P-013 SE target at Maniitsoq nickel-copper-cobalt-PGM project in Southwest Greenland.

•                  On November 23, 2017, the Company announced assays results received from drill holes completed to test the     P-058 sulphide zone at the Fossilik area on the Company’s 100% owned Maniitsoq nickel-copper-cobalt-PGM sulphide project in Southwest Greenland.

•                  On December 18, 2017, Company announced further assays results received from seven drill holes and one drill hole extension completed to test targets at Fossilik and the Imiak Hill Complex (IHC).

•                  On January 17, 2018, the Company announced an exploration update and summary of significant results on its 100% owned Maniitsoq nickel-copper-cobalt-PGM sulphide project in Southwest Greenland and strategy for 2018 exploration.

•                  On March 1, 2018, the Company announced that it has received the final Hydropower Feasibility Assessment Study within watershed 06.H located on the eastern flank of the Company’s 100% owned Maniitsoq nickel sulphide project in Southwest Greenland.

Maniitsoq Nickel-Copper-PGM Project, Southwest Greenland

The Greenland properties currently being explored for nickel-copper-cobalt-PGM sulphide by the Company have no mineral resources or reserves. The Maniitsoq project is centered 100 kilometres north of Nuuk, the capital of Greenland which is a safe, stable, mining-friendly jurisdiction. The centre of the project is located at 65 degrees 18 minutes north and 51 degrees 43 minutes west and has an arctic climate. It is accessible year-round either by helicopter or by boat from Nuuk or Maniitsoq, the latter located on the coast approximately 15 kilometres to the west. The deepwater coastline adjacent to Maniitsoq is typical of Greenland’s southwest coast which is free of pack ice with a year-round shipping season.  The optimum shipping conditions are due the warming Gulf Stream flowing continuously past the south west coastline of Greenland. There is no infrastructure on the property; however, the Seqi deep water port and a quantified watershed for hydropower are located peripheral to the project.

The Maniitsoq property consists of two exploration licences, No. 2011/54 and No. 2012/28 comprising 2,689 and 296 square kilometres, respectively. The property is centred on the 75 kilometre by 15 kilometre Greenland Norite Belt which hosts numerous high-grade nickel-copper sulphide occurrences associated with mafic and ultramafic intrusions.

Between 1995 and 2011, various companies carried out exploration over portions of the project area. The most extensive work was carried out by Kryolitselskabet Øresund A/S Company (KØ) who explored the project area from 1959 to 1973. KØ discovered numerous surface and near surface nickel-copper sulphide occurrences and this work was instrumental in demonstrating the nickel prospectivity of the Greenland Norite Belt.

The Company acquired the Maniitsoq project because it believed that modern, time-domain, helicopter-borne electromagnetic (EM) systems would be more effective at detecting nickel sulphide deposits in the rugged terrain of Maniitsoq than previous, older airborne fixed wing geophysical surveys available to previous explorers. In addition, modern, time domain surface and borehole EM systems could be used to target mineralization in the sub-surface.

Effective August 15, 2011, the Company was granted an exploration license, No. 2011/54 (the “Sulussugut License”), by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made. The application for another 5-year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2017 being the seventh year.

The Greenland MLSA for the year 2016 has adjusted the minimum required exploration expenditures to zero. There will be an annual licence fee on the Sulussugut License for year 7 and forward of approximately DKK 41.

Details of required work expenditures and accrued work credits are tabulated and given below:

Sulussugut License — 2011/54 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment		2012	2013	2014	2015	2016	2017
Fixed amount		149	310	313	317	—	650
4841 km2 of DKK 1.460 per km2
4841 km2 of DKK 1.490 per km2		7,213
3336 km2 of DKK 7.760 per km2			25,887
2689 km2 of DKK 7.830 per km2				21,055	—	—
2689 km2 of DKK 7.940 per km2					21,351	—
2689 km2 of DKK 16.260 per km2							43,723

Exploration obligation		7,362	26,197	21,368	21,668	—	44,374
Approved exploration expenditures		23,616	37,349	55,509	59,150	61,109	85,094
Exploration obligation		(7,362)	(26,198)	(21,368)	(21,668)	—	—
Credit from previous year		1,276	17,530	28,681	62,822	100,304	161,413

Total Credit	DDK	17,530	28,681	62,822	100,304	161,413	246,507

Average Annual Rate DDK to CAD		0.1726	0.1834	0.1968	0.1901	0.1969	0.1968

The accumulated exploration credits held at the end of 2017, DKK 246,507 (approximately $48,513) can be carried forward as follows:

Carry forward period:

a)	DKK 59,150	from 2015 until December 31, 2018

b)	DKK 61,109	from 2016 until December 31, 2019

c)	DKK 85,094	from 2017 until December 31, 2020

On the first 5-year license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809 (approximately $15,808) between the years ended December 31, 2011 to 2015 by incurring $26,116 on the Sulussugut License.

There was no exploration commitment in year 2016.  The Company completed approved expenditures for 2017 DKK 85,094, for 2016, DKK 61,109 (approximately, $16,746 and $12,032, respectively).  With a credit from 2015 of DKK 59,150 (approximately $11,250) and credit from 2016 of DKK 61,109 (approximately $12,032), and a commitment of $nil left the Company with excess credits of DKK 246,507 (approximately $48,513). The Sulussugut License area was not reduced in 2017.

Ininngui License - 2012/28

Effective March 4, 2012, the Company was granted an additional exploration license, No. 2012/28 (the “Ininngui License”), by the BMP of Greenland for exclusive exploration rights over an area near Ininngui, Greenland. The Ininngui License is contiguous with the Sulussugut License. The Ininngui License was valid for 5 years until December 31, 2016. The application for another 5-year term on the Ininngui License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective March 14, 2017, with December 31, 2017 being the sixth year.

Details of required work expenditures and accrued work credits are tabulated and given below.

Ininngui License - 2012/28 (All amounts in table are expressed in thousands of DKK)

Exploration Commitment		2012	2013	2014	2015	2016	2017
Fixed amount		149	155	313	318	323	—
142 km2 of DKK 1.490 per km2		211
265 km2 of DKK 1.550 per km2			411
265 km2 of DKK 7.830 per km2				2,075
296 km2 of DKK 7.940 per km2					2,350
296 km2 of DKK 8.080 per km2						2,392
296 km2 of DKK 8.080 per km2							—

Exploration obligation		360	566	2,388	2,668	2,715	—
Total Credits Available
Approved exploration expenditures		2,872	2,966	5,470	6,276	6,790	9,367
Exploration obligation		(360)	(576)	(2,388)	(2,668)	(2,715)	—
Credit from previous year		—	2,512	4,902	7,984	11,592	15,667

Total Credit	DDK	2,512	4,902	7,984	11,592	15,667	25,044

Average Annual Rate DDK to CAD		0.1726	0.1834	0.1968	0.1901	0.1969	0.1968

Carry forward period:

a)	DKK 6,276	from 2015 until December 31, 2018

b)	DKK 6,790	from 2016 until December 31, 2019

c)	DKK 9,367	from 2017 until December 31, 2020

On the first 5-year license, the Company completed the exploration requirements of an estimated minimum of DKK 8,697 (approximately $1,635) between the years ended December 31, 2012 to 2016 by incurring $2,722 on the Ininngui License.

In 2016 (year 5 of the Ininngui License), there was an exploration commitment of DKK 2,715 (approximately $535).  The Company completed approved expenditures for 2016 of DKK 6,790 (approximately $1,337).  With a credit from 2015 of DKK 6,276 and 2016 of DKK 6,790 (approximately $433 and $1,337, respectively) and a commitment of DKK Nil for 2017, resulting in excess credits of DKK 25,044 (approximately $4,929). The Ininngui License area was not reduced in 2017.

For both licenses, future required minimum eligible exploration expenses will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

For both licenses, at the expiration of the second licence period (years 6-10), the Company may apply for a new 3-year licence for years 11 to 13. Thereafter, the Company may apply for additional 3-year licences for years 14 to 16, 17 to 19 and 20 to 22.  The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time; however, any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

Exploration History

Period — 2012-2015

During the period of 2012 to 2015, the Company undertook numerous exploration activities and completed various mineralogical studies.  The details of the results and areas explored can be viewed in technical reports and other pertinent information found on the Company’s website at www.northamericannickel.com.

Year ended December 31, 2016

(All drill intercepts described in this section refer to core lengths not true widths)

March 30, 2016: the Company filed a National Instrument 43-101 Technical Report on the Maniitsoq property.

April 11, 2016: the Company reported the results of QEMSCAN mineralogical analyses from drill core announcing the potential for high nickel recoveries from Maniitsoq mineralization, similar to results from previous studies.

In 2016, the Company completed an exploration program comprising 9,596 metres of drilling in 30 drill holes and two drill hole extensions, borehole electromagnetic surveys, 13 line-kilometres of surface electromagnetic surveying, 53 line-kilometre of surface induced polarization (IP) surveying and ground follow-up of VTEM, geological and remote sensing targets.

Exploration and Development Activities during YTD 2017

(All drill intercepts described in this section refer to core lengths not true widths)

March 15, 2017: the Company announced the results of mineralogical studies performed by SGS Canada Inc. (“SGS”) on four drill core samples of nickel-copper sulphides from the Mikissoq and P-058 mineralized norite intrusions at the Imiak Hill Complex and Fossilik area, respectively.  The objectives of the study were to determine modal mineralogy, mineral texture, nickel, copper and cobalt deportment, and the liberation, association and exposure of the nickel, copper and iron sulphides for each sample.

Highlights from the report include:

•                  Nickel:

•                  93.5 to 95.9% of the total nickel in each sample is contained within pentlandite. Potential pentlandite recoveries range from 94.9 to 96.8% based on liberation, association and exposure characteristics of crushed samples stage pulverized to 90% passing 150 micrometres;

•                  2.3 to 4.4% of the total nickel in each sample is contained within pyrrhotite; and

•                  Pentlandite D50 (µm) grain sizes range from 42 to 46 micrometres.

•                  Copper

•                  All copper is hosted by chalcopyrite. Potential chalcopyrite recoveries for the Mikissoq samples range from 90.6 to 94.3% based on liberation, association and exposure characteristics of crushed samples stage pulverized to 90% passing 150 micrometres. Potential chalcopyrite recovery for the P-058 sample is 75.2%; and

•                  Chalcopyrite P50 (µm) grain sizes range from 26 to 34 micrometres.

•                  Cobalt:

•                  Pentlandite and pyrite are the main hosts of the cobalt in the samples.

•                  Orthopyroxene, amphibole, feldspar and clinopyroxene are the major silicates. Talc was identified by QEMSCAN in all samples and confirmed by XRD in two out of the four samples. Talc abundances (in crushed samples) were 0.88% for the P-058 sample and 4.1 to 10.1% for the Mikissoq samples.

March 29, 2017: the Company announced the granting of a watershed prospecting licence for the assessment and development of hydropower resources on its Maniitsoq project. The licence was awarded by the Ministry of Industry, Labour, Trade and Energy of the Greenland Government subsequent to a review of the Companies prospecting plan. The licence provides for the exclusive right to assess and develop potential hydropower resources to produce electricity.  The licence is in force for two years with the option to extend it for an additional three years. Subsequently, an exploitation licence can be awarded following a successful assessment of the watershed. A map of watershed 0.6H in relation to the Maniitsoq property boundary is provided in Figure 1.

The Company intends to assess watershed 06.H (Figure 1) as a source of electricity for its Maniitsoq project consistent with the emphasis by the Greenland Government on securing environmentally friendly energy sources for any industrial development, including mining.

May 5, 2017: the Company retained Efla Consulting Engineers (“EFLA”) to provide a one-year review of the hydropower potential of the watershed based upon existing in-house databases supplemented by hydrologic data from Asiaq the hydrogeology arm of the Greenland

Government.  The study will include technical, environmental and socio-economic studies as part of the evaluation. EFLA will examine the local topography and provide an initial assessment of the development’s viability, identify key areas of risk and suggest mitigation actions, and determine the economic viability of hydropower development at watershed 0.6H.

The Company will work closely with Nukissiorfiit the Greenland Energy Company responsible for supplying most of Greenland with electricity, water and heat from hydropower.

On June 20, 2017: the Company commenced the 2017 exploration program at its 100% owned Maniitsoq nickel-copper-alt-PGM project in Southwest Greenland.

The primary exploration objective in 2017 was step-out drilling at three key locations, the Imiak Hill Complex (IHC), Fossilik and P-013SE, to advance one or more areas to the delineation drilling stage for 2018 (Figure 2). Concurrently, infrastructure-related and environmental baseline studies and ongoing corporate social responsibility initiatives will be undertaken.

Based on exploration results in 2015 and 2016 approximately 11,000 metres of diamond drilling were targeted for 2017. Drilling is to be accompanied by borehole gyro, electromagnetic (BHEM), optical tele-viewer and physical properties surveys, surface electromagnetic and Induced Polarization (“IP”) geophysical surveys, mapping, prospecting, sampling, structural geological studies and 3D modeling. Drill hole targeting will be optimized and new drilling targets will be developed within prospective norite stratigraphy by utilizing 3D integration and modeling of all exploration data.

The three drill targets in 2017 include Fossilik and the IHC where one or more discrete and open sulphide lenses and multiple untested exploration targets have been defined. Target P-013 SE is a new discovery of high grade nickel sulphide mineralization which has been tested by one drill hole to date.

The Company’s exploration base camp on Puiattoq Bay was re-opened in late May and early June. The exploration program was carried out from mid-June to late September.

July 13, 2017: the Company finalized the details for the acquisition of its previously announced watershed (“0.6H”) prospecting licence that overlaps the eastern boundary of its Maniitsoq property.

Environmental surveys and social impact assessments are ongoing and are a requirement for an Exploitation Licence for the Maniitsoq property. Environmental surveys were commenced in June in the areas of active exploration and in the area of watershed 06.H.

August 30, 2017: the Company announced an update on the 2017 exploration program at Maniitsoq.  Step-out drilling was completed at the P-013 SE target and was in progress at the IHC and Fossilik areas. A total of 5,378 metres in fifteen holes were completed to August 25th out of the total 11,000 metre planned program. An additional drill rig was mobilized to site to increase productivity. The drill program was extended to late September to complete an estimated 9,000 to 9,500 metres. Sample preparation would be completed in-country at a new laboratory in Nuuk for 2017.

October 10, 2017: the Company announced the first assays received from the 2017 drilling program.

Two holes totalling 1,169 metres were completed at the centrally-located Mikissoq target (see Figure 3). Hole MQ-17-135 tested 50 metres down dip of hole MQ-16-118 and intersected 75.75 metres grading 1.10% nickel and 0.43% copper from 359.85 to 435.6 metres down hole.  The mineralization comprised magmatic and remobilized sulphides similr to previous intersections (see Figure 4). Sulphide content is variable with higher grade intervals occurring in both the upper and lower portions of the zone.

359.85 — 370.10m:	2.29% nickel and 1.33% copper over 10.25 metres

416.35 — 435.60m:	1.89% nickel and 0.26% copper over 19.25 metres incl.

2.94% nickel and 0.29% copper over 6.0 metres

The mineralization is characterized by typical high nickel tenors (percent nickel re-calculated to 100% sulphides) of 8-11%. The high tenor is reflected by a sample of a near massive sulphide vein that assayed 9.55% nickel and 0.80% copper over 0.30 metres from 425.90 to 426.20 metres. This sample also contained elevated cobalt and Pt+Pd+Au values of 0.24% and 0.61 g/t, respectively.

A mylonite zone was intersected below the mineralized zone from 437.80 to 456.50 metres. Interpretation of downhole tele-viewer surveys provided a dip and sense of movement of the mylonite. On this basis the hole was extended to test for a faulted extension of the zone. The hole extension (495 to 783 metres) did not intersect a second sulphide zone but did encounter several norite intervals at depth, locally containing trace amounts of sulphides.

A second hole, MQ-17-139, was collared approximately 50 metres along strike to the southwest of hole MQ-16-117 to test for this zone. A wide zone of norite with weakly disseminated and blebby sulphides was intersected. Assays from this hole are pending.

The lower Mikissoq zone has been intersected over a dip extent of 165 metres, dips sub-vertically and is interpreted to have a pipe-like geometry. BHEM results from MQ-17-135 are dominated by in-hole responses correlating with the more highly sulphidic upper and lower portions of the zone and by a stronger off-hole response located up plunge in the direction of previous drilling. These results do not preclude the continuation of less conductive disseminated and blebby magmatic sulphides in a down dip direction. A possible off-set along the shallowly dipping mylonite zone is yet to be identified.

Figure 1. Location map for the Maniitsoq nickel sulphide project and the area of the watershed Prospecting Licence.

Figure 2. Location of 2017 drilling.

Mineralized Target Zones
Mineralized zones drilled in 2017
Other mineralized targets
Imiak Hill Complex:
Mikissoq & Spotty Hill
Fossilik:
P-058 & 004
P-013 SE
Field Camp
Søndre Isortoq
Davis Strait
P-053
P-030
P-032
N
0 5 10 15
Kilometers
Gneissic & Intrusive Domains
TTG Gneiss Domain a
TTG Gneiss Domain b
Finnefjeld
Iganaguit Gneiss
Tonalite
Granite
Mafic gneiss
Archean Fault Network
D1, Intermediate
D1, Major
D2, Intermediate
D2, Major
D2-D5, Intermediate
D3, Major
Mafic & Ultramafic Intrusions
Norite
Ultramafic
Other Symbols
Property boundary
Limits of SRK study
NAN field camp
Seqi port
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
2017 DIAMOND
DRILLING
WGS84 UTM Z22N
04-Oct-2017

Figure 3. Surface drill plan map of the Mikissoq area.

Figure 4. Vertical cross section through the Mikissoq mineralized zones. The azimuth of the section is 145° and it looks N055°E.

7258200 N
100 m
477900 E
200 m
7258100 N
300 m
7258000 N
478000 E
400 m
7257900 N
500 masl
400 masl
300 masl
A
A'
24.98 m @ 0.71% Ni, 0.31% Cu
13.47 m @ 0.68% Ni, 0.34% Cu
21.50 m @ 0.68% Ni, 0.48% Cu
7.75 m @ 0.76% Ni, 0.28% Cu
9.99 m @ 4.65% Ni, 0.33% Cu
MQ-13-027
MQ-13-029
MQ-14-073
MQ-15-074
16.95 m @ 0.84% Ni, 0.29% Cu
12.90 m @ 0.83% Ni, 0.24% Cu
6.56 m @ 1.59% Ni, 0.22% Cu
MQ-17-135
MQ-17-139
MQ-16-113
MQ-16-117
MQ-16-118
MQ-16-113
53.25 m @ 0.81% Ni, 0.36% Cu
Incl. 5.15 m @ 2.56% Ni, 0.37% Cu
and 5.00 m @ 1.10% Ni, 0.57% Cu
and 3.80 m @ 1.87% Ni, 0.28% Cu
MQ-16-117
74.05 m @ 1.08% Ni, 0.54% Cu
Incl. 5.30 m @ 2.10% Ni, 0.44% Cu
and 13.65 m @ 1.84% Ni, 0.64% Cu
and 5.55 m @ 1.26% Ni, 0.45% Cu
MQ-16-118
47.00 m @ 0.51% Ni, 0.25% Cu
Incl. 15.00 m @ 1.03% Ni, 0.32% Cu
MQ-17-135
75.75 m @ 1.10% Ni, 0.43% Cu
Incl. 10.25 m @ 2.29% Ni, 1.33% Cu
and 19.25 m @ 1.89% Ni, 0.26% Cu
?
Legend
Upper mineralized zones
Lower mineralized zone
Mylonite
Pegmatite
Tonalite
Norite observed / interpreted
Leuconorite
Mafic intrusive
Amphibolite
Mafic gneiss
Orthogneiss
2017 Lower Zone intercept[1]
2016 Lower Zone intercept[1]
2013 -2014 Upper Zone intercept[1]
1. Lengths are core lengths not true widths
0 25 50 75 100
Meters
Note:
MQ-17-135 continues for 199 m beyond lower boundary of section
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
MIKISSOQ TARGET
VERTICAL CROSS SECTION
A - A´ ± 25m
LOOKING NE (055°)
WGS84 UTM Z22N
06-Oct-2017

October 19, 2017: the Company announced results from two 2017 holes completed to test the Spotty Hill target (Figure 5) at the Imiak Hill Complex (IHC). This drilling extended the known mineralization and indicated further potential at depth. The 2017 exploration program was concluded in late September after completing 23 drill holes totaling 8,767 metres.

Drilling intersected disseminated and blebby magmatic sulphide and remobilized semi-massive to massive stringer, vein and breccia sulphide with high nickel tenors (8.5-10.5%) and elevated PGM contents. . The steeply southwest dipping and moderately southeast plunging zone is well defined over a plunge extent of 300 metres based on previous drilling and BHEM surveys prior to 2016. BHEM surveys of the 2016 and 2017 holes define anomalies with a potential change in orientation of the conductive trend at depth and the orientation of interpreted BHEM plates suggests continuity in the mineralization between these two holes (see Figure 6).

Hole MQ-17-141 was drilled 125 metres down plunge of previous hole MQ-16-121 which intersected 4.75 metres of 1.59% nickel and 0.30% copper. This new hole did not intersect significant mineralization but a BHEM survey of this hole, together with results from hole MQ-16-121, has confirmed the presence of untested moderate to high conductance anomalies located between the two holes.

Hole MQ-17-143 tested an off-hole BHEM anomaly detected from previous hole MQ-16-119 and intersected a melanorite-hosted zone of breccia sulphides and sulphide stringers at the target depth. Assay results include:

1.35% nickel, 0.26% copper and 1.85 g/t Pt+Pd+Au over 7.8 metres from 381.0 to 388.8, including

1.69% nickel, 0.33% copper and 2.71 g/t Pt+Pd+Au over 5.0 metres, and

10 g/t Au over 1 metre from 381.0 to 382.0 metres

A wide zone of weakly mineralized melanorite was intersected in the immediate hanging wall to the high-grade zone and returned 0.13% nickel over 39.0 metres from 342.0 to 381.0m down hole.

Figure 5. Surface drill hole plan map of Spotty Hill.

Figure 6. Inclined longitudinal section through the Spotty Hill mineralized zone. The azimuth of the section is 138o and it looks N048o E and dips 82o SW.

0 mE
200 mE
300 mE
400 mE
A
A'
Surface
600 m
500 m
400 m
300 m
MQ-14-062:
26.92 m (11.08 m) @ 1.16, 0.28,0.04, 0.41
Incl. 8.55 m (3.39 m) @ 2.98, 0.59, 0.10, 0.86
MQ-14-052
8.30 m (3.81 m) @ 0.25, 0.06, 0.01, 0.08
MQ-14-065
61.29 m (20.54 m) @ 0.66, 0.17, 0.02, 0.25
Incl. 10.60 m (3.38 m) @ 1.69, 0.34, 0.05, 0.50
MQ-12-009
17.50 m (6.43 m) @ 0.27, 0.06, 0.01, 0.08
MQ-12-005
94.00 m (28.69 m) @ 0.94, 0.24, 0.03, 0.30
Incl. 23.87 m (6.83m) @ 1.70, 0.42, 0.05, 0.52
MQ-13-022Ext
20.07 m (6.20m) @ 0.68, 0.28, 0.02, 0.33
Incl. 3.17m (0.92 m) @ 1.60, 0.27, 0.05, 0.61
MQ-14-058
34.73 m (18.73 m) @ 0.53, 0.17, 0.02, 0.18
MQ-15-075
19.25 m (8.03 m) @ 0.92, 0.21, 0.03, 0.28
Incl. 15.55 m (6.73 m) @ 1.06, 0.24, 0.04, 0.31
MQ-14-040
5.70 m (2.37 m) @ 0.36, 0.08, 0.01, 0.14
MQ-16-119
NSV
MQ-17-143
7.80 m (5.82 m) @ 1.35, 0.26, 0.04, 1.85
Incl. 5.00 m (3.73 m) @ 1.69, 0.33, 0.05, 2.71
(Intersection is 40 m behind section)
MQ-16-121
4.75 m (2.84 m) @ 1.59, 0.30, 0.04, 0.66
Notes:
1. Section azimuth = 138°
2. Section dip = 82° SW (228°)
3. Section looks NE (048°)
4. NSV = No significant values
MQ-17-141
NSV
0 25 50 75 100
Meters
Legend
2017 pierce point*
2012 to 16 pierce point*
Interpreted zone of mineralization
Conductive plate modeled from borehole EM (BHEM) data
Conductive trend
*Pierce points are labeled with Length (true thickness) @ %Ni, %Cu, %Co, g/t Pt+Pd+Au
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, Southern West Greenland
INCLINED LONGITUDINAL SECTION THROUGH SPOTTY HILL (± 25 m)
WGS84 UTM Z22N
13-Oct-2017

November 14, 2017: the Company received assays from three drill holes completed to test the P-013 SE target.

Six holes totalling 1,331 metres were completed at the centrally located P-013 SE target located 9 km south of the Fossilik area (Figures 7 and 8). The initial three holes were abandoned due to drilling problems. The drilling was carried out to test the down dip extent of high-grade nickel sulphide mineralization intersected in hole MQ-16-109 in 2016. The first drill hole, MQ-17-138, intersected a 53-metre interval of norite but did not contain significant mineralization. Based on BHEM results, this hole is interpreted to have been drilled off to the side of the zone. Two additional holes intersected nickel sulphide mineralization.

Hole MQ-17-140 was targeted using BHEM results from hole MQ-17-138. Norite-hosted disseminated, patchy and remobilized breccia sulphide was intersected 65 metres down dip of the high-grade sulphides in MQ-16-109. The new assays for intersections in MQ-17-140 included:

•                  0.65% nickel, 0.47% copper and 0.38 g/t Pt+Pd+Au over 20.85 metres from 247.35 to 268.20 metres including:

•                  0.75% nickel, 0.64% copper and 0.52 g/t Pt+Pd+Au over 14.25 metres and

•                  1.65% nickel, 0.12% copper and 0.19 g/t Pt+Pd+Au over 1.20 metres

Hole MQ-17-142 was a down dip step out and intersected the interpreted extension of the sulphide zone 75 metres down dip of MQ-17-140. Results included:

•                  5.7 metres of norite-hosted disseminated, blebby and fracture-controlled sulphides grading 0.50% nickel, 0.51% Cu and 0.79 g/t Pt+Pd+Au from 298.00 to 303.70 metres and

•                  0.59 metres of breccia sulphide grading 0.59% nickel, 0.72% copper and 0.30 g/t Pt+Pd+Au from 316.91 to 317.50 metres.

Borehole electromagnetic surveys confirmed the presence of high conductance anomalies between holes MQ-16-109 and MQ-17-140 and detected a moderate conductance off-hole anomaly located between holes MQ-17-140 and

MQ-17-142 indicating continuity of the zone between the holes.

The P-013 SE zone has been intersected over a dip extent of 140 metres and is open down dip and along strike. Similar to other Maniitsoq sulphides zones, the P-013 SE zone is comprised both high grade remobilized sulphides with strong BHEM responses and disseminated to blebby sulphide with little or no BHEM response. This new zone is located approximately 225 metres southeast of the P-013 centre area which contains a steeply northwest dipping sulphide zone defined over a dip extent of 100 metres in previous drilling. The P-013 area represents a third location within the Greenland Norite Belt where multiple zones of mineralization have now been identified.

Figure 7: Plan map of the P-013 area showing locations of diamond drill holes, interpreted VTEM conductors and selected assay composites. 2017 drill hole collars are colored in yellow.

475000 mE
475200 mE
475400 mE
475600 mE
7240000 mN
7239800 mN
7239600 mN
Legend
VTEM Anomalies
Strong
Moderate
Weak
VTEM conductor axis
VTEM flight line
Drill Hole Lithology
Casing / overburden
Carbonatite
Mafic Dyke
Diorite
Leucogabbro
Semi-massive sulphide
Mineralized norite
Norite / leuconorite
Pyroxenite
Amphibolite
Mafic gneiss
Granite / granodiorite gneiss
Drill Hole Collar Symbols
Hole drilled in 2017
Hole drilled from 2013 to 2016
P-013 NW
P-013 Centre
P-013 SE
Sulphide lenses, as currently defined, projected vertically to surface
MQ-16-109:
38.75 m @ 1.19% Ni, 0.43% Cu
Incl. 13.35 m @ 2.88% Ni, 0.80% Cu
MQ-17-140:
20.85 m @ 0.65% Ni, 0.47% Cu
Incl. 14.25 m @ 0.75% Ni, 0.64% Cu
and 1.20 m @ 1.65% Ni, 0.12% Cu
MQ-17-142:
5.70 m @ 0.50% Ni, 0.51% Cu
Section Line
A
A'
MQ-16-109
MQ-17-140
MQ-17-142
MQ-17-134
MQ-17-136
MQ-17-137
MQ-17-138
N
0
50
100
150
200
Meters
P-013 Area, Maniitsoq Project
DRILL PLAN MAP
WGS84 UTMZ22N
08-Nov-2017

Figure 8: Vertical cross section through the P-013 SE mineralized zone. The azimuth of the section is 137° and it looks N047°E.

100 m
200 m
300 m
A
Surface
MQ-15-080
MQ-16-109
MQ-17-140
MQ-17-142
A'
300 m
Interpreted
Mineralized Zone
200 m
MQ-16-109
38.75 m @ 1.19, 0.43, 0.23
incl. 13.35 m @ 2.88, 0.80, 0.46
MQ-17-140
20.85 m @ 0.65, 0.47, 0.38
incl. 14.25 m @ 0.75, 0.64, 0.52
and 1.20 m @ 1.65, 0.12, 0.19
100 m
MQ-17-142
5.70 m @ 0.50, 0.51, 0.79
MQ-17-142
0.59 m @ 0.72, 0.27, 0.30
MQ-17-142
7.15 m @ 0.23, 0.09, 0.13
incl. 0.90 m @ 0.59, 0.29, 0.39
Legend
Interpretation
Interpreted mineralization
Drill Hole Lithology
Overburden
Shear zone
Mylonite
Disseminated sulphides
Norite
Leuconorite
Diorite
Granodiorite
Amphibolite
Mafic gneiss
Orthogneiss
Bore Hole EM (BHEM)
Modeled conductive plate
Notes
1. Intersections are labeled with Length @ %Ni, %Cu, g/t Pt+Pd+Au
2. Lengths are core lengths not true thickness.
0 25 50 75 100
Meters
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, Southern West Greenland
P-013 SE TARGET
VERTICAL CROSS SECTION
A - A' ± 20m
Looking NE (047°)
WGS84 UTM Z22N
08-Nov-2017

November 23, 2017: the Company reported assays results from drill holes testing the P-058 sulphide zone that occurs near the southwest end of the Fossilik intrusion within a northeast striking and steeply northwest dipping zone consisting of mineralized norite, orthogneiss and parallel to sub-parallel mylonite zones. The goal of the 2017 drilling was to test for continuity and potential expansion of the P-058 mineralization at depth as a means of vectoring to the ultimate source of the remobilized sulphides.

Six holes totalling 2,621 metres were completed at the P-058 target. Four holes totalling 2,384 metres were completed to target depth whereas two additional holes were abandoned and did not reach target depth.  Drill collar information and a summary of assays are provided in Tables 1 and 2 respectively. A drill plan map is provided in Figure 9 and an inclined longitudinal section is shown in Figure 10.

Hole MQ-17-146 intersected the extension of the P-058 zone comprised of high grade massive nickel sulphide veins with high nickel tenors of 5.5 to 8% and elevated copper and cobalt values. The mineralization is hosted in orthogneiss country rocks, extends to 650 metres below surface based on BHEM results and is open down-dip and plunge. Assay results include:

•      Footwall zone:     2.51% nickel, 0.15% copper and 0.08 cobalt over 1.90 metres from 408.30 to 410.20 metres downhole including:

•      4.70% nickel, 0.40% copper and 0.18% cobalt over 0.60 metres and

•      4.73% nickel, 0.07% copper and 0.12% cobalt over 0.40m

•      Main zone:           2.53% nickel, 1.26% copper and 0.07% cobalt over 10.70 metres from 451.50 to 462.20 metres downhole including:            (see Figure 4)

•      4.97% nickel, 2.30% copper and 0.13% cobalt over 3.50 metres and

•      3.35% nickel, 1.31% copper and 0.10% cobalt over 2.20 metres

The P-058 norite intrusion appears to be either widening or merging with a larger norite body at depth to the NNE in the direction of the Fossilik intrusion. This larger volume of norite represents a potential source for P-058 mineralization.

Figure 9. Drill plan for P-058 and the Fossilik area.

Figure 10. Inclined longitudinal section for target P-058, Fossilik area.

0 m
100 m
200 m
300 m
500 m
700 m
600 m
500 m
400 m
300 m
200 m
100 m
0 m
A
A'
Surface
MQ-14-059
1.74 m (0.35 m) @ 2.54, 2.75, 0.07
MQ-12-007
4.07 m (1.81 m) @ 0.30, 0.13, 0.01
MQ-14-054
5.58 m (2.70 m) @ 1.72, 0.26, 0.04
MQ-14-053
1.50 m (0.80 m) @ 0.15, 0.58, 0.01
MQ-12-006
3.21 m (1.36 m) @ 0.63, 0.10, 0.04
MQ-14-057
1.57 m (0.86 m) @ 1.35, 0.10, 0.04
MQ-16-129
0.65m (0.45 m) @ 1.24, 1.62, 0.03
MQ-15-077
21.50 m (6.70 m) @ 0.55, 0.27, 0.02
MQ-16-131
0.50m (0.28 m) @ 3.05, 0.22, 0.10
MQ-16-105
10.20 m (4.66 m) @ 3.41, 0.28, 0.10
MQ-16-111
3.06m (1.26 m) @ 3.93, 0.25, 0.10
MQ-17-144
NSA
MQ-17-146
10.70m (4.81 m) @ 2.53, 1.26, 0.07
MQ-17-148
NSA
MQ-17-152
NSA
Legend
Mineralized pierce point labeled with Length (True Width) @ %Ni, %Cu, %Co
Pierce point with no significant assays (NSA)
Modeled conductive plate interpreted from BHEM data
Interpreted mineralized zone
0 25 50 75 100
Meters
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, Southwest Greenland
INCLINED COMPOSITE LONGITUDINAL SECTION THROUGH THE FOSSILIK MAIN ZONE (± 25 m) LOOKING NORTHWEST (332°)
20-Nov-17
Notes:
1. Section azimuth is 242°
2. Section dip is 77° NW (332°)
3. True thicknesses are estimated based on the inclined plane oriented at AZ 242° and dipping 77° to the NW

December 18, 2017: the Company received assays results from seven drill holes and one drill hole extension completed to test targets at Fossilik and the Imiak Hill Complex (IHC). Hole MQ-17-153 intersected multiple zones with elevated nickel values at the P-004 target area within the large Fossilik intrusion.

MQ-17-153:

15.10m @ 0.51% Ni, 0.13% Cu, 0.02% Co and 0.13 g/t Pt+Pd+Au including

•      8.00m @ 0.76% Ni, 0.18% Cu, 0.03% Co and 0.17 g/t Pt+Pd+Au

A program of surface plugger sampling east of the Fossilik intrusion documented strongly elevated values for nickel, copper, cobalt and Pt+Pd+Au at several new locations including at the large G-025 norite intrusion. Values include:

•      2.04% Ni, 0.51% Cu, 0.12% Co and 0.30 g/t Pt+Pd+Au

Based on field mapping, prospecting and re-examination of exploration results melanorites have been identified as an important host to high nickel tenor disseminated sulphide mineralization at Fossilik and associated with the IHC. The larger melanorite bodies have the capacity to host thicker zones of breccia and semi-massive sulphides, potentially in the keels of the intrusions.

SYNTHESIS OF 2017 DRILLING RESULTS

During the 2017 exploration program, 23 drill holes totalling 8,767 metres were completed to test mineralized zones and geophysical targets in the IHC, Fossilik and P-013 SE areas within the Greenland Norite Belt. Results for 2017 are summarized for seven holes totalling 2,679 metres and for the extension of hole MQ-17-135 at Mikissoq and the 2017 surface sampling program and highlights from this program. A summary of analyses is given in Table 1.

The 2017 program of drilling on the mineral zones of the IHC and Fossilik areas indicate that the plunging zones of mineralization in the IHC and Fossilik areas extend to depth, but these zones do not increase significantly in width and/or lateral extent, and they are often offset by shallow fault zones. Some of the zones are open and untested at depth, so there is some possibility that these zones link to more extensive zones of mineralization, but the strategy of following these zones with drilling and borehole geophysics was reconsidered as an outcome of the 2017 program of work.

TABLE 1:                                     Selected 2017 Assay Results from Mikissoq, Spotty Hill, P-058, P-004 and P-013 SE.

Hole Number		From (m)	To (m)	Core Length (m)	Ni %	Cu %	Co %	S %	Pt g/t	Pd g/t	Au g/t	*Ni Eq %
IHC: Mikissoq
MQ-17-135		359.85	435.60	75.75	1.10	0.43	0.03	4.02	0.03	0.02	0.07	1.54
	incl.	359.85	370.10	10.25	2.29	1.33	0.05	8.83	0.03	0.03	0.21	3.43
	and	416.35	435.60	19.25	1.89	0.26	0.04	6.70	0.03	0.02	0.02	2.32
	incl.	417.00	423.00	6.00	2.94	0.29	0.07	10.72	0.02	0.02	0.01	3.55
	and	425.90	426.20	0.30	9.55	0.80	0.24	28.98	0.31	0.19	0.11	11.57
IHC: Spotty Hill
MQ-17-143		381.00	388.80	7.80	1.35	0.26	0.04	5.42	0.25	0.28	1.32	2.30
	incl.	381.00	386.00	5.00	1.69	0.33	0.05	6.89	0.33	0.34	2.04	3.02
	incl.	381.00	382.00	1.00	1.62	0.93	0.04	6.15	0.34	0.37	10.00	5.94
Fossilik: P-058
MQ-17-146		408.30	410.20	1.90	2.51	0.15	0.08	14.94	0.00	0.02	0.01	3.10
	incl.	408.30	408.90	0.60	4.70	0.40	0.18	30.89	BD	0.03	0.03	5.99
	and	409.80	410.20	0.40	4.73	0.07	0.12	23.67	0.01	0.04	0.01	5.51

		451.50	462.20	10.70	2.53	1.26	0.07	14.63	0.06	0.02	0.03	3.70
	incl.	452.50	456.00	3.50	4.97	2.30	0.13	28.26	0.09	0.04	0.07	7.10
	and	458.00	460.20	2.20	3.35	1.31	0.10	19.16	0.13	0.02	0.01	4.74
Fossilik: P-004
MQ-17-153		201.60	216.70	15.10	0.51	0.13	0.02	2.05	0.06	0.01	0.06	0.74
	incl.	208.00	216.00	8.00	0.76	0.18	0.03	3.18	0.08	0.02	0.07	1.07
P-013 SE
MQ-17-140		247.35	268.20	20.85	0.65	0.47	0.02	2.77	0.11	0.05	0.22	1.13
	incl.	247.35	261.60	14.25	0.75	0.64	0.02	3.35	0.15	0.07	0.30	1.39
	and	267.00	268.20	1.20	1.65	0.12	0.04	5.61	0.05	0.09	0.05	2.00

MQ-17-142		298.00	303.70	5.70	0.50	0.51	0.02	2.48	0.07	0.06	0.66	1.13

Outlook — Exploration and Development for 2018

The Company completed their 2017 exploration program in late September. This program was an $11.1 million exploration program consisting of 8,767 metres of drilling in 23 holes, two regional and four detailed induced polarisation (IP) surveys covering 13km2, surface and borehole electromagnetic (EM) surveys, borehole gyro, optical tele-viewer and physical properties surveys, a comprehensive review of geochemistry and petrology of the noritic intrusions, a surface geology sampling and mapping program, and 3D modeling of the mineral zones. The program focussed on step-out drilling at the Imiak Hill Complex, Fossilik, P-013 SE, P-004 and P-058.

Follow-up in 2018 will focus attention on the larger differentiated intrusions where more continuous zones of high Ni tenor breccia style sulphide mineralization can be identified by EM methods. The program of work will be driven by deep-looking electromagnetic methods that are sensitive to the core zones of high grade nickel sulphide.

Maniitsoq Mineralization and Future Plans

Systematic analysis of geochemical data indicates that melanorites (> 12.5 wt MgO) are an important host to disseminated sulphide mineralization at both Fossilik and the IHC and this rock type also hosts thick zones of breccia and semi-massive sulphides. The melanorite keels of large mineralized intrusions such as Fossilik and target G-025 therefore represent an important geological environment to explore for large tonnage, high grade mineralization.

The Maniitsoq nickel sulphide mineralization consistently displays very high nickel tenors (percent nickel re-calculated to 100% sulphides), typically ranging from 5 to 10.5 wt % making near surface disseminated sulphide zones viable exploration targets in this environment.

Exploration in 2018 is expected to focus on both breccia-massive sulphides, potentially located in intrusion keels, as well near surface disseminated sulphide targets in order to locate larger volumes of sulphides and more quickly achieve the Company’s tonnage/size goals for the project.

New Mineral Licence

On January 9, 2018 the Company was awarded a mineral licence over a highly prospective block of ground to the west of the Fossilik Intrusion in an area which has very limited nickel exploration, and contains the Qeqertassaq carbonatite complex.  A potential program is planned for 2018 and will consist of compilation, field work, surface geochemistry and EM is planned to follow-up on historic drill intersections of rare metal mineralogy and targets from a previous Geotem survey.

During 2018, the Company will continue its development of the following infrastructure:

Hydroelectric Power Development - North American Nickel’s application to the MLSA for a prospecting licence for a watershed adjacent to the Maniitsoq project was submitted to the Greenland government on September 16, 2016. The application requested approval for the Company to begin the collation of available hydrologic, cultural, social and environmental data to assist in the design of future data gathering on the ground. On March 29, 2017, the Company was granted a watershed prospecting licence. It provides the exclusive right to assess and develop potential hydropower resources for the production of electricity. The licence is in force for two years with the option to extend it for an additional three years. An exploitation licence can be awarded following a successful assessment of the watershed. A map of watershed 0.6H in relation to the Maniitsoq property boundary and priority nickel sulphide mineralized zones is provided in Figure 1.

A contract was signed with Efla Consulting Engineers (Iceland) on May 5, 2017 to undertake an assessment of hydropower potential in watershed 0.6H. The first report from Efla was received September 18, 2017. In this pre-feasibility memo and two high priority sites (02.a at 100 GWh/annum and 02.d at 120 GWh/annum) have been defined for further study.

On March 1, 2018, the Company announced that it has received the final Hydropower Feasibility Assessment Study within watershed 06.H from EFLA. Hydropower is the preferred method for the environmentally-sensitive generation of electricity for the operation of any new mining venture including mine, mill, camp site and harbor facility in Greenland.

The feasibility report was prepared by EFLA Consulting Engineers and includes technical, environmental and socio-economic studies and the documentation of physical and economical aspects of hydropower development. The report examined local topography and provides an assessment of the development’s viability, identified key areas of risk and suggests mitigation actions, to determine the economic viability of hydropower development at watershed 0.6H. EFLA was retained based on its extensive knowledge of hydropower feasibility assessments, hydropower development work and applied knowledge in the field. EFLA has extensive skill sets in design and consultancy of transmission lines, roads and bridges, as well as of other infrastructural disciplines in arctic conditions that are or may be relevant.

The feasibility analysis of hydropower within watershed 06.H identifies two subordinate watersheds 7038-001 F03 and 7038-001 F04 (Figure 2) with the capacity to supply a 12 MW base load and an 18 MW maximum load and generate 96 GWh per annum for the Maniitsoq Project. The two watersheds included in this assessment have the capacity to supply the required hydroelectricity at an installed cost of $5.621 USD/kW and $5.049 USD/kW respectively at a CAPEX of between $101.2 and $90.9 million USD respectively. Operating expenses are 1-2% of CAPEX.  Both watersheds are close to priority nickel sulphide mineralized zones and the Seqi Port.

Tailings Facility - Discussions were held with the MLSA and the Greenland Department of Nature, Environment and Energy regarding the process for selecting and developing a tailings facility to support nickel mining and milling activities. This process is required to be undertaken as part of the submission of an exploitation licence for extraction of nickel ore. The location of the tailings facility and the process to assess a suitable site for tailings disposal/storage must be undertaken subsequent to the delineation of a mineable nickel deposit thereby avoiding long distance transport of tailings. The development of a tailings facility is considered to be a component of an Environmental Impact Assessment. The process includes the determination of the scope of disposal (underground or surface), the selection of several potential tailings sites and the review of these sites for their suitability in terms of environmental impact. Review is done by external advisors to the Greenland government and may include environmental consultants or experts from Aarhuis University (Denmark).  Subsequent to public consultation a white paper is produced which will identify any issues that need addressing by the Company. Following this is an abandonment plan to produce the best possible environmental solution.

Corporate Social Responsibility for Greenland-The Company completed presentations in August 2017 to communities bordering the Maniitsoq project, including Nuuk, Napasoq, Atammik, Maniitsoq and Sisimiut. The presentations were made in English but translated into both Greenlandic and Danish with the help of an interpreter. Regional associations (Arctic Business Councils and the Fishers and Hunters Association (KNAPF)) were updated with regards to the Company’s exploration progress and upcoming plans for 2018. A compilation of the minutes from the community engagements and a copy of the powerpoint presentation were given to the Qeqqata Municipality. A helicopter-supported tour of the Maniitsoq exploration camp, active drill sites and geophysical crews in the field was given to the Prime Minister and Deputy Premier of Greenland and several Civil Service dignitaries.

Canada Nickel Projects - Sudbury, Ontario

Post Creek Property

On December 23, 2009, the Company executed a letter of intent whereby the Company had an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario. On April 5, 2010, the Company entered into an option agreement to acquire rights to Post Creek Property. On March 12, 2013, the Post Creek Property Option Agreement was amended, in order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which was met, cash payments totalling $138 and the issuance of 1,000,000 common shares.   The Company exercised its option on Post Creek and as of August 1, 2015, the Company is obligated to pay advances on the NSR of $10 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 kilometres east of Sudbury in Norman, Parkin, Alymer and Rathburn townships and consists of 39 unpatented mining claims in two separate blocks, covering a total area of 912 hectares held by the Company. The center of the property occurs at UTM coordinates 513000mE, 5184500mN (WGS84, UTM Zone 17N). The Post Creek property lies adjacent to the Whistle Offset Dyke Structure which hosts the past—producing Whistle Offset and Podolsky Cu-Ni-PGM mines. Post Creek lies along an interpreted northeast extension of the Whistle Offset Dyke trend. Offset Dykes and Footwall deposits account for a significant portion of all ore mined in the Sudbury nickel district and, as such, represent favorable exploration targets. Key lithologies are Quartz Diorite related to Offset Dykes and Sudbury Breccia associated with Footwall deposits.

Exploration History - 2011 to 2016

(All drill intercepts described in this section refer to core lengths not true widths)

Previous operators completed geological, geophysical and Mobile Metal Ion soil geochemical surveys. Highlights of this work included:

•                  A drill intersection returning 0.48% copper, 0.08% nickel, 0.054 grams/tonne palladium, 0.034 grams/tonne platinum and 0.020 grams/tonne gold over a core length of 0.66 metres; and

•                  A grab sample from broken outcrop which returned 0.83% nickel, 0.74% copper, 0.07% cobalt, 2.24 grams/tonne Pt and 1.05 grams/tonne Pd.

A NI 43-101 compliant Technical Report was completed by Dr. Walter Peredery, formerly of INCO, in 2011 and subsequently accepted by the Securities Commission.

The Company carried out exploration programs comprising ground geophysics (magnetics and electromagnetics), diamond drilling (1,533 metres in 7 drillholes), borehole electromagnetic surveys, georeferencing of selected claim posts, prospecting, trenching, geological mapping, sampling and petrographic studies. This work has identified new occurrences of Quartz Diorite dyke and Sudbury Breccia, both of which are geologically significant lithologies known to host ore deposits associated with the Sudbury structure. Ground traverses, trenching and mapping carried out in 2016 outlined a Sudbury Breccia belt of at least 300 metres by 300 metres in size which lies along the same trend at the Whistle Offset Dyke located on KGHM property to the southwest. These findings support the potential for the Post Creek property to host both Footwall and Offset Dyke type deposits.

Year ended December 31, 2016

Work completed on the property during 2016 consisted of geological traverses, prospecting, sampling and trenching carried out in May and June. Selected assay, whole rock and thin section samples were collected for analysis and study. Results have been received and are being compiled.

A final report on an NSERC project completed on the Post Creek Property was received in March 2016 and confirmed the identification of Quartz Diorite (“Post Creek Quartz Diorite” or “CJ Quartz Diorite”) in surface trenches. The authors were unable to verify if the exposed Quartz Diorite represented an extension of the Whistle Offset Dyke or a separate new Offset Dyke, but favored the latter. Regardless, the confirmation of Quartz Diorite has significant implications for the exploration potential of the property.

In October 2016, three trenches exposed earlier in 2016 were mapped in detail and identified abundant Sudbury Breccia, locally containing disseminated sulphides. The Sudbury Breccia exposed in the trenches and nearby outcrops are interpreted to be part of a larger Sudbury Breccia belt which is at least 300 metres by 300 metres in size. The breccia belt lies approximately along the projected trend of the Whistle Offset Dyke located on KGHM property to the southwest.

In November 2016, a georeferencing program was completed involving the acquisition of DGPS coordinates for claim posts for selected claims. This work will potentially qualify for assessment work credits and was filed with the government in June 2017.

Outlook — Exploration and Development for 2018

The Company plans to file assessment work carried out in 2016. In 2017, the Company initiated support for a two-year MITAC project whereby an MSc student will be carrying out field and laboratory study aimed at understanding the mineral resource potential of the Post Creek Property. The Company’s support for this project includes internship payments of $7.5 per annum for two years and access to company exploration data. The Company plans to review and synthesize all newly obtained data to formulate a work plan aimed at defining the overall extents footwall breccia zones and quartz diorite dykes and identifying geological and/or geophysical drill targets.

Ongoing work continues to improve the geological understanding and provide focus for exploration on the Post Creek Property at the NE margin of the Sudbury Basin. The property lies along the extension of the Whistle Offset dyke structure. Surface mapping and petrology has identified pods of quartz diorite and extensive domains of Sudbury Breccia along strike from the Whistle Offset.

Halcyon Property

On April 5, 2010, the Company entered into an option agreement to acquire rights to Halcyon Property. On March 12, 2013, the Halcyon Property Option Agreement was amended. To acquire up to a 100% working interest in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which was met, cash payments totalling $120 and the issuance of 700,000 common shares. Further, commencing on the amended date of August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 Km northeast of Sudbury in the Parkin and Aylmer townships, and consists of 53 unpatented mining claims for a total of 864 hectares. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous Mobile Metal Ions soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Milnet Mine (nickel-copper-cobalt-platinum) is situated 1 Km North of the property.

Exploration History 2011 to 2016

During the period 2011 to 2016, the Company carried out a small amount of exploration including ground geophysics (magnetics and electromagnetics), diamond drilling (301 metres in 1 drillhole), a borehole electromagnetic survey, georeferencing of selected claim posts, prospecting, geological mapping, sampling and petrographic studies. The single hole located on the southeast corner of the property was drilled with the purpose of providing geological information and to provide a platform for borehole pulse EM (“BHPEM”). No anomalies were detected although quartz diorite breccia and partial melt material with 2-3% disseminated pyrrhotite and chalcopyrite was intersected over short core lengths.  The property is strategically located adjacent to the Company’s Post Creek property, located immediately to the south, where new occurrences of both Quartz Diorite and Sudbury Breccia have been identified.

Year ended December 31, 2016

Work completed on the property during the year ending December 31, 2016 consisted of geological traverses, prospecting and sampling and was carried out on the southern portion of the Halcyon Property. This program was carried out concurrently with similar work on the Post Creek Property. Selected assay, whole rock and thin section samples were collected for analysis and study. Results have been received and are being compiled.

In November 2016, a georeferencing program was completed involving the acquisition of DGPS coordinates for claim posts for selected claims. This work will potentially qualify for assessment work credits and was filed with the government in June 2017.

Outlook — Exploration and Development for 2018

Further work of the Halcyon Property will be rationalized with work programs on the adjacent Post Creek Property.

US Nickel Project - Michigan

Section 35 Property

On January 4, 2016, the Company entered into a 10-year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease require an annual rental fee at a rate of US $3.00 per acre for years 1-5 and at a rate of US $6.00 per acre for years 6-10. The Company shall pay a minimum royalty at a rate of US $10.00 per acre for the 11th year onwards, with an increase of an additional US $5.00 per acre per year up to a maximum of US $55.00 per acre per year. A production royalty of between 2% - 2.5% is payable from production of minerals and/or mineral products from an established mining operation area. To date, the Company paid the rental fees for two years (2016 and 2017), plus the required reclamation deposit of US $10,000. The Department of Natural Resources shall annually review the level of the reclamation deposit and shall require the amount to be increased or decreased to reflect changes in the cost of future reclamation of the leased premises.

There was no exploration work performed during the year ended December 31, 2017.

Outlook — Exploration & Development for 2018

A surface time-domain Electromagnetic survey planned for 2017 is deferred until 2018 and will be contingent on the submission and approval of work permits.

PROJECT PIPELINE

In the context of rising nickel prices and positive developments in the electric vehicle market, the Company will look to enhance shareholder value by aggressively expanding its nickel sulphide project pipeline. The Company’s staff are proceeding with compilation work on prospective geological environments related to North American Archean cratonic margins where structural space controls the development of mafic-ultramafic intrusions. The objective of this work is to identify underexplored or unexplored open system intrusions where high large zones of high grade sulphide mineralization are controlled within the footprints of very small intrusions.

Financial Capability

The Company is an exploration and development stage entity and has not yet achieved profitable operations.  The business of the Company entails significant risks. The recoverability of amounts shown for mineral property costs is dependent upon several factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

At the end of FY 2017, the Company had working capital of $2,171 (FY 2016 - $3,291) and reported accumulated deficit of $26,550 (FY 2016 - $23,972). The Company will require additional funds to continue its planned operations and meet its obligations.

As at December 31, 2017, the Company had $2,898 in available cash, cash equivalents and short-term investments (December 31, 2016— $3,330). There are no sources of operating cash flows. Given the Company’s current financial position and the ongoing exploration and evaluation expenditures, the Company will need to raise additional capital through the issuance of equity or other available financing alternatives to continue funding its operating, exploration and evaluation activities, and eventual development of the mineral properties. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

Annual Summary

The annual summary is set out in the following table.  The amounts are derived from the consolidated financial statements prepared under IFRS.

In thousands of CDN dollars, except per share amounts	2017	2016	2015

Net loss	2,879	2,877	2,389
Basic and diluted loss per share	0.01	0.01	0.01
Share capital	73,598	62,315	50,574
Common shares issued	554,595,167	368,581,886	207,629,506
Weighted average shares outstanding	465,929,638	269,778,932	188,384,506
Total assets	53,697	41,882	32,729
Investment in exploration and evaluation assets	11,385	8,604	9,023

Results of Operations

Net loss of $2,879 in FY 2017 approximated net loss in FY 2016, $2,877 and was higher by $2 compared to a loss in FY 2016.  The higher loss in FY 2017 was mainly driven by higher administrative costs of $2,375 in FY 2017 compared to $2,021 in FY 2016 ($354 increase year-over-year).  The higher costs in FY 2017 were offset by higher interest costs and foreign exchange loss in aggregate of $515 in FY 2016 and higher property investigation cost and amortization expense of $57 in FY 2016 compared to $25 in FY 2017.  Share-based payments of $504 in FY 2017 were higher by $195 compared to $309 in FY 2016.

Total Assets

Total assets during the FY 2017 increased by a net of $11,815 from the end of FY 2016.  The increase is attributed to an increase in receivables and other current assets of $100 and increase to exploration and evaluation assets of $12,152 offset by a decrease in cash and cash equivalents and short term investments of $432 and a minor decrease to property, plant and equipment of $5.

Investment in Exploration and Evaluation Assets

Investment in exploration and evaluation assets relates primarily to the Greenland property.  During YTD 2017, the Company spent a total of $12,152 in additions to exploration and evaluation assets, of which $12,064 related to Greenland and $88 to other properties located in Canada and in USA.

Quarterly Results of Operations

In thousands of CDN dollars, except per share amounts	2017 4th quarter	2017 3rd quarter	2017 2nd quarter	2017 1st quarter
Statement of Loss

Interest income	12	11	4	5
Net loss	653	600	672	954
Net loss per share - basic and diluted	0.00	0.00	0.00	0.01
Statement of Financial Position

Cash, cash equivalents and short-term investments	2,898	5,850	10,511	2,388
Total assets	53,697	55,057	52,593	41,358
Net assets	52,728	53,366	50,997	41,198
Share capital	73,598	74,266	71,727	62,906
Common shares issued	554,598,167	554,595,167	513,612,719	368,581,886
Weighted average shares outstanding	554,595,167	436,049,679	403,644,285	269,778,932

In thousands of CDN dollars, except per share amounts	2016 4th quarter	2016 3rd quarter	2016 2nd quarter	2016 1[s] quarter
Statement of Loss

Interest income	7	10	6	5
Net loss	630	701	857	689
Net loss per share - basic and diluted	0.00	0.00	0.00	0.00

Statement of Financial Position

Cash, cash equivalents and short-term investments	3,330	5,642	3,955	2,052
Total assets	41,882	43,031	36,548	32,129
Net assets	41,701	42,406	31,395	31,998
Share capital	62,315	62,802	51,260	51,165
Common shares issued	368,581,886	368,581,886	208,581,886	207,629,506
Weighted average shares outstanding	269,778,932	236,604,218	207,959,176	207,629,506

Three Months Ended December 31, 2017, and December 31, 2016

A net loss of $653 in Q4 2017 compared to a net loss of $630 in Q4 2016 resulted in an increased loss of $23 quarter-over-quarter and was due to the following events with salaries and wages cost being the most significant:

•                  Salaries and wages comprised of vacation benefits totaled $81 in Q4 2017 compared to a nil amount in Q4 2016.

•                  The loss in Q4 2017 was further increased by the higher travel related expense of $88 compared to travel expenses of $53 in Q4 2016 ($35 increase on quarter-over-quarter).

•                  The higher loss in Q4 2017 was offset by lower management fees in Q4 2017 of $178 compared to $257 costs in Q4 2016 ($79 decrease on quarter-over-quarter).

•                  Other administrative and corporate costs in aggregate of $14 further contributed to a reduction in the loss in Q4 2017 when compared to Q4 2016.

Fiscal Year Ended December 31, 2017, and December 31, 2016

The Company incurred a net loss of $2,879 during FY 2017 compared to a net loss of $2,877 during FY 2016 resulting in a minimal increase to loss of $2 (year-over-year). The higher loss in FY 2017 was driven mainly by higher general and administrative costs in FY 2017 of $2,375 compared to $2,021 in FY 2016 resulting in $354 increase on year-over-year basis. The higher general and administrative expense in FY 2017 were mainly due to increased investor relations related expenditures due to the financing transactions completed during FY 2017, higher salaries and higher travel costs.  In addition, share-based payments amount of $504 in FY 2017 was $195 higher compared to FY 2016 of $309 and thus further contributing to a higher loss in FY 2017.  The higher share-based payments in YTD 2017 result from options issuance in February and December 2017.

The increased loss in FY 2017 was offset by the following lower key expenditures in FY 2017 compared to FY 2016:

•                  Finance and interest related costs incurred in FY 2016 of $360 were not incurred in FY 2017.

•                  Foreign exchange loss in FY 2017 of $7 was $151 lower compared to a loss of $158 in FY 2016.

•                  Other items such as amortization and property investigation costs in aggregate of $25 in FY 2017 compared to total of $57 in FY

2016 resulting in a $32 decrease.

•                  Interest income in FY 2017 was $32 and was higher by $4 compared to interest of $28 in FY 2016.

Liquidity, Capital Resources and Going Concern

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

The Company’s principal requirements for cash over the next twelve months will be to fund the ongoing exploration costs at its mineral properties, general corporate and administrative costs and to service the Company’s current trade and other payables.

On June 8, 2017, the Company closed an equity financing offering for total gross proceeds of $10,877. This financing transaction will improve the liquidity and will increase the capital resources of the Company.

Further, on August 15, 2017, the Company completed a non-brokered private placement of units of the Company (“Units”). Each Unit consists of one common share of the Company (each a “Common Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”), with each Warrant entitling the holder thereof to purchase one Common Share at an exercise price of $0.12 per Common Share for a period of 24 months from its date of issuance. Aggregate gross proceeds of $3,074 were raised through the issuance of 40,982,448 Units pursuant to the private placement.

Subsequent to December 31, 2017, the Company announced on March 29, 2018, that is has entered into agreements to complete a non-brokered private placement of up to 233,333,333 units at a price of $0.075 cents unit for gross proceeds of $17,500. Each unit will consist of one common share and one-half of one common share purchase warrant of the Company. Each warrant will entitle the holder to acquire one common share of the Company at $0.12 on the date that is 24 months following its issuance date.

Working Capital

As at December 31, 2017, The Company had working capital of $2,171 (December 31, 2016 - $3,291), calculated as total current assets less total current liabilities.  The decrease in working capital is mainly due to the usage of cash to fund exploration expenditures and general corporate expenses and increased trade payables and accrued expenses at end of FY 2017.

Going Concern

As at December 31, 2017 the Company had accumulated losses totaling $26,550. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, and/or obtaining long-term financing.

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Contractual Obligations and Contingencies

Post Creek

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $10 per annum.  During YTD 2017, the Company paid $10 which will be deducted from any payments to be made under the NSR.

Halcyon

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8 per annum.  During YTD 2017, the Company paid $8 which will be deducted from any payments to be made under the NSR.

The Company had no contingent liabilities as at December 31, 2017.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at December 31, 2017.

Critical Accounting Judgements, Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities revenues and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on management’s historical experience and on other assumptions believed to be reasonable under the circumstances. However, different judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are:

(a) Recoverability of Exploration and Evaluation Assets

The ultimate recoverability of the exploration and evaluation assets of $50,494 carrying value at December 31, 2017, is dependent upon the Company’s ability to obtain the necessary financing and permits to complete the development and commence profitable production at the Manniitsoq Project, or alternatively, upon the Company’s ability to dispose of its interest therein on an advantageous basis. A review of the indicators of potential impairment is carried out at least at each period end.

Management undertakes a periodic review of these assets to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount of the assets is made.  An impairment loss is recognized when the carrying value of the assets is higher than the recoverable amount and when mineral license tenements are relinquished or have lapsed. In undertaking this review, management of the Company is required to make significant estimates of, among other things, discount rates, commodity prices, availability of financing, future operating and capital costs and all aspects of project advancement. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the assets.

(b) Restoration Provisions

Management’s best estimates regarding the restoration provisions are based on the current economic environment.  Changes in estimates of contamination, restoration standards and restoration activities result in changes to provisions from period to period.  Actual restoration provisions will ultimately depend on future market prices for future restoration obligations.  Management has determined that the Company does not have any significant restoration obligations as at December 31, 2017.

(c) Valuation of Share-Based Compensation

The Company estimates the fair value of convertible securities such as warrants and options using the Black-Scholes option pricing model which requires significant estimation around assumptions and inputs such as expected term to maturity, expected volatility and expected forfeiture rates. The accounting policies in Note 2(j) and Note 8 of the financial statements contain further details of significant assumptions applied to these areas of estimation.

(d) Going Concern

Financial statements are prepared on a going concern basis unless management either intends to liquidate the Company or to cease trading, or has no realistic alternative to do so.  Assessment of the Company’s ability to continue as a going concern requires the consideration of all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.  This information includes estimates of future cash flows and other factors, the outcome of which is uncertain.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern those uncertainties are disclosed.

Transactions with Related Parties

The Company’s related parties as defined by International Accounting Standard 24 “Related Party Disclosures” (IAS 24), include the Company’s subsidiaries, executive and non-executive directors, senior officers and key management personnel. Transactions with related parties are measured at fair value, which is the amount of consideration established and agreed upon by the related parties. All related party transactions entered by the Company have been approved by the Board of Directors of the Company and/or shareholders of the Company as required.

Key management personnel are defined as directors and senior officers of the Company.

Transactions with related parties during year ended December 31, 2017 and 2016 are listed below:

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2017	December 31, 2016
Directors and officers of the Company	42	2

Total	42	2

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

(d)         Related party transactions

On August 15, 2017, Sentient subscribed for a total of 38,666,666 units under the private placement equity financing transaction described in Note 8 for a total net proceeds of $2,900.  As part of the subscription, Sentient was granted 19,333,333 common share purchase warrants exercisable at $0.12 until August 15, 2019.

On June 8, 2017, Sentient acquired 94,666,666 units in the equity financing as described in Note 8 for net proceeds of $7,100.  As part of the Offering, Sentient was granted 47,333,333 common share purchase warrants exercisable at $0.12 until June 8, 2019.

As of December 31, 1017, Sentient beneficially owns 356,476,487 Common Shares constituting approximately 64.27% of the currently issued and outstanding Common Shares.

During the year ended December 31, 2017, the Company recorded $244 (2016 - $347) in fees charged by a legal firm in which the Company’s chairman is a consultant.

During the year ended December 31, 2016, the Company recorded $16 in rent and utilities expense to VMS Ventures Inc. a company that was a significant shareholder and related through common directors, which was included in general and administrative expense.  There were no such fees recorded during year ended December 31, 2017.

During the year ended December 31, 2016, the Company issued 952,380 common shares to Sentient for a fee for advancing the loan of $4,500 at a fair value of $95.  The Company discounted the loan with the interest not being charged by Sentient using an interest rate of 15% per annum and an amount of $265 was booked to capital contribution reserve.

(e)          Compensation of Key Management Personnel

	Year Ended December 31,
In thousands of CDN dollars	2017	2016	2015
Geological consulting fees - expensed	35	6	72
Geological consulting fees — capitalized	178	44	94
Management fees — expensed	749	756	547
Salaries — expensed	128	103	77
Stock based compensation	358	186	36
	1,448	1,095	826

Financial Instruments

In thousands of CDN dollars	Fair Value at December 31, 2017	Basis of Measurement	Associated Risks
Cash and cash equivalents	398	Loans and receivables	Credit and foreign exchange
Short term investments	2,500	Loans and receivables	Credit
Receivable and other current assets	242	Loans and receivables	Credit, foreign exchange
Trade, payables and accrued liabilities	969	Amortized cost	Foreign exchange

Loans and receivables— Cash and cash equivalents, short-term deposits, accounts receivables and other current assets, trade, other payables and accrued liabilities mature in the short term and their carrying values approximate their fair values.

Risk Management

The Company’s exposure to market risk includes, but is not limited to, the following risks:

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Convertible Debentures with Sentient no longer bear interest and therefore are not subject to changes in interest payments. The short term investments are held at highly-rated financial institutions and earn guaranteed fixed interest rate and thus are not subject to significant changes in interest payments.

Foreign Currency Exchange Rate Risk

Currency risk is risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates.  In addition, the value of cash and cash equivalents and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.

The Company operates in Canada and Greenland and undertakes transactions denominated in foreign currencies such as United States dollar, Euros and Danish Krones, and consequently is exposed to exchange rate risks.  Exchange risks are managed by matching levels of foreign currency balances and related obligations and by maintaining operating cash accounts in non-Canadian dollar currencies.  The rate published by the Bank of Canada at the close of business on December 31, 2017 was 1.2550 USD to CAD, 0.6649 EUR to CAD and 0.2018 DKK to CAD.

The Company’s Canadian dollar equivalent of financial assets and liabilities that are denominated in Danish Krones consist of accounts payable of $571 (2016 - $23) and $56 in USD currency (2016 - $Nil).

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Our credit risk is primarily associated with liquid financial assets. The Company limits exposure to credit risk on liquid financial assets by holding our cash and cash equivalents, short term investments at highly-rated financial institutions.

Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. To mitigate price risk, the Company closely monitors commodity prices of precious metals and the stock market to determine the appropriate course of action to be taken by the Company.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  The Company manages the liquidity risk inherent in these financial obligations by regularly monitoring actual cash flows to annual budget which forecast cash needs and expected cash availability to meet future obligations.  The financing transactions completed during the year ended December 31, 2017 improved the liquidity position of the Company.

The Company will defer discretionary expenditures, as required, in order to manage and conserve cash required for current liabilities.

Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern, so that adequate funds are available or are scheduled to be raised to carry out the Company’s exploration program and to meet its ongoing administrative and operating costs and obligations. This is achieved by the Board of Directors’ review and ultimate approval of budgets that are achievable within existing resources, and the timely matching and release of the next stage of expenditures with the resources made available from capital raisings and debt funding from related or other parties.  In doing so, the Company may issue new shares, restructure or issue new debt.

The Company is not subject to any externally imposed capital requirements imposed by a regulator or a lending institution.

In the management of capital, the Company includes the components of equity, loans and borrowings, other current liabilities, net of cash and cash equivalents.

	As at December 31,
	2017	2016
Equity	52,728	41,701
Current liabilities	969	181
	53,697	41,882
Cash and cash equivalents	(398)	(630)
Short term investments	(2,500)	(2,700)
	50,799	38,552

Future Accounting Standards and Pronouncements

IFRS 9 “Financial Instruments” (IFRS 9)

IFRS 9 addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in the statement of earnings to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2018. The Company has not yet assessed the impact of this standard.

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 was issued in May 2014 to replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue.  IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple element arrangements.  Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018.  The Company has not yet assessed the impact of this standard.

IFRS 16 “Leases”

IFRS 16 replaces current guidance in IAS 17.  Under IAS 17, lessees were required to make a distinction between a finance lease (on the balance sheet) and an operating lease (off balance sheet).  IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a “right-of-use asset” for virtually all lease contracts.  The IASB has included an optional exemption for certain short-term leases and leases of low value assets, however this exemption can only be applied by lessees.  The standard applies to annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, Revenue from Contracts with Customers, is also applied.  The Company has not yet assessed the impact of this standard.

Risk and Uncertainties

The business of the Company entails significant risks that may have a material and adverse impact on the future operations and financial performance of the Company and the value of the common shares of the Company.  These risks that are widespread risks associated with any form of business and specific risks associated with involvement in the exploration and mining industry. Hence, investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks.

The following is a general description of all material risks and uncertainties:

•                  The Company has negative operating cash flows and might not be able to continue as a going concern;

•                  The Company will require additional funding in the future and no assurances can be given that such funding will be available on the terms acceptable to the Company or at all;

•                  The speculative nature of resource exploration and development projects;

•                  The uncertainty of mineral resource estimates and the Company’s lack of mineral reserves;

•                  The Company’s ability to successfully establish mining operations and profitable production;

•                  Operations of the Company are carried out in geographical areas that are subject to various other risk factors;

•                  The economic uncertainty of operating in a developing country such as PNG, such as the availability of local labour, local and outside contractors and equipment when required to carry out the Company’s exploration and development activities;

•                  Other foreign operations risks; potential changes in applicable laws and government or investment policies;

•                  The Company is not insured against all possible risks;

•                  Environmental risks and hazards;

•                  The title of the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers and other defects, and the risk of obtaining a mining permit and the successful renewal of currently pending renewal applications;

•                  The commodity prices may affect the Company’s value, changes in and volatility of commodity prices and its hedging policies;

•                  Increased competition in the mineral resource sector;

•                  The Company may have difficulty recruiting and retaining key personnel;

•                  Currency fluctuations risk;

•                  Repatriation of earnings, no assurances that Greenland or any other foreign country that the Company may operate in the future will not impose restrictions on repatriation of earnings to foreign entities;

•                  No production revenues;

•                  Stock exchange prices;

•                  Conflicts of interest;

•                  Ability to exercise statutory rights and remedies under Canadian securities law;

•                  Enforceability of foreign judgements;

•                  Unforeseen litigation;

•                  The Company’s future sales or issuance of common shares;

•                  Risk of suspension of public listing due to failure to comply with local securities regulations;

•                  The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern;

•                  Risk of fines and penalties; and

•                  Risk of improper use of funds in local entity.

Share Capital Information

As of the date of this MD&A the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:

Securities	Common shares on exercise
Common shares	787,931,500
Preferred shares	590,931
Stock options	26,445,500
Warrants	292,842,080
Fully diluted share capital	1,107,810,011

Disclosure Controls and Procedures

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i.                  controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii.               a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s accounting policies.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Caution Regarding Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risks and Uncertainties”

in this MD&A. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

Additional Information

Additional information about the Company and its business activities is available under the Company’s profile on the Canadian SEDAR website at www.sedar.com.

Qualified Person and Technical Information

The scientific and technical information contained in this MD&A was prepared by or under the supervision of and reviewed and approved by Peter C. Lightfoot, PhD, P. Geo, the qualified person for the Company under National Instrument 43-101. Mr. Lightfoot is a “Qualified Person” as defined by NI 43-101. Dr. Lightfoot verified the data underlying the information in this MD&A.

For further information relating to the Maniitsoq Project in southwest Greenland, please see the technical report titled Updated Independent Technical Report for the Maniitsoq Nickel-Copper-Cobalt-PGM Project, Greenland” dated February 1, 2017 prepared by SRK Consulting (US) Inc. which is available under the Company’s issuer profile on SEDAR at www.sedar.com.